KCA

Kappes, Cassiday & Associates

7950 Security Circle • Reno, Nevada USA 89506 • Telephone: (775) 972-7575 • FAX: (775) 972-4567

I, Daniel W. Kappes, do hereby certify that I am employed fulltime as President of Kappes, Cassiday & Associates, 7950 Security Circle, Reno, Nevada 89506.

This certificate applies to the technical report titled "Genco Resources Ltd La Guitarra Mine, Temascaltepec, Mexico Technical Report" dated January 28, 2010.

I graduated with the DEGREE(s) Engineer of Mines, Colorado School of Mines, 1966; and Master of Science in Mining Engineering, Mackay School of Mines, 1972.

I am a Registered Professional Mining Engineer (#3223) and Registered Professional Metallurgical Engineer (#3223) in the State of Nevada.

I have practiced my profession continuously since 1966 and have been involved on a routine basis with the evaluation, design, construction management and startup of a wide variety of mineral industry projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 *Standards of Disclosure of Mineral Projects* (NI 43-101).

I visited the La Guitarra Project in early 2007.

I am responsible for Sections 18 and 25 of the report titled "Genco Resources Ltd la Guitarra Mine, Temascaltepec, Mexico Technical Report dated January 28, 2010.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

I have been involved with the La Guitarra Project since January, 2007 doing laboratory testing and project evaluation leading to flowsheet design and economics, and I was responsible for the preparation of the Feasibility Study dated August 2009, which is referenced in the Technical Report dated January 28, 2010.

I have read National Instrument 43-101 and Form 43-101F1, and this technical report has been prepared in compliance with that Instrument and form.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and sealed,

Daniel W. Kappes

Kappes, Cassiday & Associates

Nevada Registered Engineer (Mining and Metallurgy ) #3223

PROFESSIONAL ENGINEER STATE OF NEVADA DANIEL W. KAPPES MINING No. 3223

exp. 30 June 2011